UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69571

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01-01-25 (MM/DD/YY) AND ENDING 12-31-25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ARCTIC SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

45 ROCKEFELLER PLAZA – SUITE 1960
(No. and Street)

NEW YORK CITY (City) N.Y. (State) 10124 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAMES B. AHLFELD (Name) (914) 844-5244 (Area Code – Telephone Number) JAHLFELD9195@GMAIL.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT wh

OATH OR AFFIRMATION

I, AUDUN HOEN, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ARCTIC SECURITIES, LLC, as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NELSON J RODRIGUEZ-FELIX
NOTARY PUBLIC
NEW JERSEY
My Comm. Expires June 25, 2030

Signature: [signature]

Title: CCO-CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Arctic Securities LLC

**Financial Statement
Pursuant to Rule 17a-5(e) (3) of the
Securities Exchange Act of 1934**

December 31, 2025

PUBLIC COPY

Arctic Securities LLC
Table of Contents
December 31, 2025



New York Office:

805 Third Avenue
New York, NY 10022
212.838.5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
Arctic Securities LLC
New York, NY

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Arctic Securities LLC (the "Company"), as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



RBSM LLP

We have served as the Company's auditor since 2017.

New York, NY
March 2, 2026

New York, NY Washington DC Mumbai & Pune, India San Francisco, CA

Houston, TX Boca Raton, FL Las Vegas, NV Beijing, China Athens, Greece

Member: ANTEA International with affiliated offices worldwide

Arctic Securities LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

ASSETS:

Cash	$	2,686,514
Cash-segregated in compliance with federal regulations		49,832
Restricted Cash-Clearing Account		250,000
Due from Clearing Broker		32,461
Due from Related Party		51,388
Customer Receivable		52,000
Prepaid Expenses		67,712
Deferred Compensation		154,167
Operating Lease Right-of-Use Assets, net		492,274
Office Equipment and Leasehold,net		50,378
TOTAL ASSETS	$	3,886,726

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES:

Accounts Payable and Accrued Expenses	$	74,982
Accrued Compensation		1,625,000
Operating Lease Liabilities		534,737
TOTAL LIABILITIES		2,234,719
Subordinated Loan and Accrued Interest		3,616,319

MEMBER'S DEFICIT

Member's Deficit		(1,964,312)
TOTAL MEMBER'S DEFICIT		(1,964,312)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$	3,886,726

See accompanying notes to financial statements.

Arctic Securities LLC
Notes to Financial Statement
Year Ended December 31, 2025

NOTE 1 - DESCRIPTION OF BUSINESS

Arctic Securities LLC (the "Company") is a Delaware limited liability company and a wholly owned subsidiary of Arctic Securities Holdings AS (the "Holding Company"). In turn, the Holding Company is a wholly owned subsidiary of Arctic Securities AS, (the "Parent") which is a brokerage firm located in Norway. The Company was approved as a registered broker-dealer on August 3, 2015 and its principal place of business is located in New York, NY. The Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). The Company primarily services institutional clients in equities and fixed income transactions and provides investment banking services. It also conducts business as a broker dealer for US institutional investors and foreign institutional investors, as defined in Rule 15a-6, transmitting orders in foreign equity securities to its Parent.

The Company receives its funding from the Parent in the form of subordinated debt and capital contributions on an as needed basis for purposes of ensuring compliance for regulatory purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash, Cash-Segregated in Compliance with Federal Regulations and Restricted Cash – Clearing Account

The Company maintains its cash in a bank insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000, a foreign bank not insured by the FDIC and their clearing broker. As of December 31, 2025, there is approximately $2,937,000 of cash not subject to the FDIC insurance coverage. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk to its cash.

The following table provides a reconciliation of cash, and restricted cash reported within the statement of financial condition that sum to the total of the same such amounts shown in the statement of cash flows.

	December 31, 2025
Cash	$2,686,514
Cash – segregated in compliance with federal regulations	49,832
Restricted cash - clearing account	250,000
Cash, restricted cash – clearing account, and cash-segregated in compliance with federal regulations	$ 2,986,346

Arctic Securities LLC
Notes to Financial Statement
Year Ended December 31, 2025

(b) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on their contracted values and the short-term maturity of these instruments.

The Company utilizes the methods of fair value measurement as described in ASC 820 to value its financial assets and liabilities. As defined in ASC 820, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

(d) Concentration Risk and Credit Risk

Activity conducted in foreign countries subjects the Company to unpredictable changes or disruptions due to economic, political, or legal issues. In the normal course of business, the Company's securities activities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers.

(e) Allowance for Credit Losses

As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer receivables and other receivables to reflect the net amount the Company expects to collect. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the current expected credit losses framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2025.

(f) Office Equipment, Furniture and Leasehold

Equipment is carried at cost. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over its useful life of five to seven years. Accumulated depreciation is $306,522 as of December 31, 2025.

Computer Equipment	$185,748
Office Furniture	89,653
Leasehold Improvement	81,499
Accumulated Depreciation	(306,522)
	$ 50,378

(g) Operating leases – Right of Use

The Company adopted ASU 2016-02, effective January 1, 2019. The FASB standard "ASC 842" relates to leases to increase transparency and comparability among organizations by requiring the recognition of right of use (ROU) assets and liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by the Company for those leases classified as operating leases under current U.S. GAAP. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The Company elected the package of practical expedients permitted under ASC 842, which allowed the Company to (i) not reassess whether any expired or existing contracts contain leases, (ii) not reassess the lease classification for any expired or existing leases and (iii) not reassess the initial direct costs for existing leases.

(h) Recently Issued Accounting Pronouncements

All recently issued accounting standards and pronouncements by the Financial Accounting Standards Board, Public Company Accounting Oversight Board, Securities and Exchange Commission and the American Institute of Public Accountants, but not yet effective did not or are not believed by management, to have a material impact on the Company's present or future financial statements.

NOTE 3 – RESTRICTED CASH WITH CLEARING BROKER

The Company has a fully disclosed clearing agreement with Mirae Asset Securities (USA) Inc. to clear and settle transactions in U.S. and international equities, ADR's and fixed income securities. The Company funded the clearing broker $250,000 as cash held on deposit for the settlement of any unsettled domestic transactions.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $2,751,362 which was $2,501,362 in excess of its required net capital of $250,000. The Company's net capital ratio of aggregate indebtedness to net capital was .63 to 1.

NOTE 5 – CASH - SEGREGATED IN COMPLIANCE WITH FEDERAL REGULATIONS

Pursuant to its current status as a broker dealer with FINRA, the Company is required to maintain such funds for regulating purposes related to maintaining cash in a segregated reserve account for the exclusive benefit of its clients.

NOTE 6 – OPERATING LEASES, RIGHT-OF-USE ASSETS AND LIABILITIES

The Company leases office space and equipment used in connection with its operations under various operating leases.

The Company executed a Substitute Premises to the existing lease with the landlord in March 2022, as the current lease expired in October 2021.

ROU assets represent the Company's right to use the underlying asset for the lease term and lease liabilities represent the net present value of the Company's lease obligation to make payments arising from the leases. The operating lease liabilities are based on the present value of fixed lease payments over the lease term using the implicit lease interest rate or, when unknown, the Company's incremental borrowing rate on the lease commencement date. Operating lease expense is recognized on a straight-line basis over the term of the lease.

The operating lease payments including non-lease components for the year ended December 31,2025 were $334,370

The practical expedient utilized in the original lease for the rate implicit in each lease is not readily determinable and we therefore used our incremental borrowing rate to determine the present value of the lease payments. The weighted average incremental borrowing rate used to determine the initial value of the right of use assets and lease liabilities was 5%.

As of December 31, 2025, we had operating lease right of use assets of $1,474,318 less accumulated depreciation of $982,044 and operating lease liabilities of $534,737.

Future minimum lease payments under these leases are as follows:

Year Ended December 31,

2026	336,329
2027	221,711
Total undiscounted future non-cancellable minimum lease payments	558,040
Less imputed interest	(23,303)
Present value of lease liabilities	$ 534,737
Weighted average of lease term in years	1.8

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has certain transactions with its Parent. Had the Company transacted as an unaffiliated entity, the financial position and results of operations could differ from those reflected herein. The Company is due $51,388 from the Parent as of December 31, 2025.

The Company received a capital contribution of $250,000 from the Parent in May of 2025.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is obligated under an operating lease for office space in NYC, NY. The Company executed a second amendment to the existing lease in October 2021 for new premises that were completed in March, 2022. The lease is for five years and expires in August 2027. The Company also entered into a five-year equipment lease which expires in 2027. Monthly lease payments are $27,669 and $359, respectively.

NOTE 9 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2025, are listed as follows:

Subordinated note, 5%, due February 3, 2027 $ 2,500,000

The subordinated borrowing is with a related party and had an initial term of three years. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2025, there was $1,116,319 of accrued interest due on this subordinated borrowing. The note has automatic rollover provisions at the option of the Company.

NOTE 10 – INCOME TAXES

As a single member limited liability company, the Company has elected to be treated as a C Corporation for federal and state income tax purposes.

Management's judgement is required in evaluating items that factor into determining tax provisions. Management believes its tax provisions reflected in the financial statement are fully supportable.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets are measured using enacted tax rates expected to be recovered or settled. The Company has a Net Operating Loss (NOL) carryforward of $8 million. The deferred tax asset comprised of net operating losses and temporary timing differences aggregates to $3 million, which had an increase over the previous year. The NOL's are available for use against future federal, state and city taxes and a portion will expire during the years 2035 to 2037. The Company's net operating loss carryforwards expire through 2037 for losses incurred prior to 2018. Net operating losses incurred from 2018 to date have no expiration date. The utilization of the post 2018 federal net operating losses is limited to 80% in any given year, while the utilization of the state net operating losses may vary. The Company's federal and state income tax returns for the prior three years remain open for audit by applicable regulatory authority.

The Company believes it is more likely than not that the deferred tax asset will not be realized, accordingly, the Company has recorded a full valuation allowance.

NOTE 11 – DEFINED CONTRIBUTION 401(K) PLAN

The Company formed a 401(K) plan whereby a voluntary and discretionary contribution by both the Company and its employees can be made. The Company contributed $32,508 during the year ended December 31, 2025.

NOTE 12 – MEMBER'S DEFICIT

As of December 31, 2025, there were 905,000 units issued and outstanding at an aggregate value of $9,050,000.

NOTE 13 – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

NOTE 14 – SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-07-Segment Reporting: Improvement to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss.

The Company's operations constitute a single operating segment and therefore, a single reportable segment. The CODM, sole officer of the Company, manages the business activities of the Company largely for the sole benefit of its Parent as a registered broker dealer office in the United States to enable the Parent to better serve its worldwide customers as well as have greater coverage for its investment banking revenue base. As noted in the related party note above more than 85% of the Company's revenues are a result of the direct involvement of its Parent. The Company has a limited number of employees, since the focus in serving the needs as directed by the Parent

NOTE 15 – SUBSEQUENT EVENTS

The subordinated borrowing of $2,500,000 was extended post year-end with a new maturity date of February 3, 2028.

The Company evaluates events and transactions occurring subsequent to the date of the financial statement for matters requiring recognition or disclosure in the financial statement.

The financial statement considered events through March 2, 2026, the date on which the financial statement was available to be issued.